Exhibit 99.1

Item 1:  Relationship of Reporting Person(s) to Issuer
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Reporting Person Isaac Perlmutter is a member of a filing group that includes the following:

(a) Mr. Perlmutter, a Director, Officer (Vice Chairman) and 10% beneficial owner of the Issuer; and

(b) Object Trading Corp., a Delaware corporation ("Object"). Object is a 10% beneficial owner of the Issuer. Mr. Perlmutter is the sole stockholder of Object.